JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

08001438

Group Secretariat

11th March 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 10th March 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

Encl

[Dir2k80311 msg/mc]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Director Declaration
Released	10:03 11-Mar-08
Number	8133P

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

In compliance with LR 9.6.13R of the listing rules of the Financial Services Authority (the "FSA"), we set out below the directorships and/or commissionerships in other publicly quoted companies in the previous five years of Mr Mark Spencer Greenberg who was appointed as a Director of the Company with effect from 1st April 2008:-

Present directorship:
- Dairy Farm International Holdings Limited
- Hongkong Land Holdings Limited
- Jardine Cycle & Carriage Limited
- Mandarin Oriental International Limited

Present commissionership:
- PT Astra International Tbk
- PT Bank Permata Tbk

We confirm that there are no other details in respect of Mr Greenberg as required under LR 9.6.13R of the listing rules of the FSA which need to be disclosed by the Company.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

11th March 2008

www.jardines.com

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